SHACKSBURY HOLDINGS INC



ANNUAL REPORT

75 Meigs Rd
Vergennes, VT 05491
(802) 458 - 0530
www.shacksbury.com

This Annual Report is dated April 28, 2023.

BUSINESS

Shacksbury is a Vermont C-corp that manufactures hard cider and wine primarily for wholesale, with some direct to consumer sales via a tasting room and online shop. We sell to multiple states, however our largest markets are Vermont, New York, Pennsylvania, and Texas. Shacksbury is known for premium, innovative products and our target demographic skews Millenial and female.

Previous Offerings

Between 5/20/21 and 10/30/21, the company sold 160,222 shares of non-voting common stock in exchange for $3.66 per share under Regulation Crowdfunding. An additional 14,274 shares were granted as "bonus shares" in this round.

Between 9/30/20 and 11/25/20, the company sold 293,111 shares of non-voting common stock in exchange for $3.53 per share under Regulation Crowdfunding. An additional 14,904 shares were granted as "bonus shares" in this round.

On April 3, 2020 the company sold $182,377.38 in convertible debt under Section 4(a)(2).

On June 24, 2019 the company sold $557,321.36 in common stock under Section 4(a)(2) totalling 250,522 shares of voting common stock at a price of $2.25 / share.

On January 24, 2018 the company sold $498,788.50 in common stock under Section 4(a)(2) totalling 249,620 shares of voting common stock at a price of $2.00 / share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

RESULTS OF OPERATIONS

Year ended December 31, 2022 compared to year ended December 31, 2021.

Revenue

Revenue for fiscal year 2022 was $3,098,292.10, a 8.53% increase over 2021. This is a result of strong growth in the Northeast and declining sales in non-focus regions. We attribute the strong growth in the Northeast to a refreshed, organic core, and a focus on fewer, core products.

Our distribution strategy heading into 2022 was to focus on a handful of key states, primarily here in the Northeast. There are several factors that contributed to this decision. Falling short in fundraising in early 2021 meant we couldn't adequately support all our distributors and, while many of them did (and do) bring in revenue, they also require manpower and there is an opportunity cost there. We decided to reallocate that manpower to more important markets. Another factor is data that suggests craft brands with strong regional performance are more appealing targets for acquisition. Finally, a dramatic increase in shipping cost since COVID has put an additional burden on non-regional sales.

The launch of our new core lineup to certified Organic went very well, particularly the transition of our flagship from "Dry" to "Classic". Yuzu Ginger was the big surprise of the year, as the new release nearly matched the sales of Rosé and Vermonter, despite having significantly fewer points of distribution. It has now been moved into our "core" set.

Cost of sales and Margins

Cost of sales in 2022 was $2,333,547.84, resulting in a gross margin of about 25%, up six points from 2021. This is a result of both a price increase to many of our distributors, and and increase in contract manufacturing.

Expenses

Expenses for 2022 were $1,068,291.87, down 40% from 2021. This decrease was achieved by eliminating several positions and aggressive cost cutting across the board.

Liquidity and Capital Resources
As of December 31, 2021, the Company had cash of $163,235.79.

Debt

- Owed to: People's United Bank (subsequently acquired by M&T Bank)
  Amount owed: $144,242.21
  Interest rate: 5.25%
  Maturity date: September 15, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Addison County Economic Development Corp 44-02-01
  Amount owed: $74,683.67
  Interest rate: 5%
  Maturity date: September 1, 2026
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest. Balloon payment due 9/1/2026 of approx. $36,786 (at 5%).

- Owed to: Addison County Economic Development Corp 44-01-01
  Amount owed: $41,676.82
  Interest rate: 5%
  Maturity date: July 1, 2027
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest.

Typical P&I due 11/1/2020 at 5% interest.

- Owed to: Addison County Economic Development Corp 44-03-01
  Amount owed: $38,608.09
  Interest rate: 5%
  Maturity date: June 1, 2025
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority
  Amount owed: $74,280.26
  Interest rate: 4.5%
  Maturity date: December 19, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority
  Amount owed: $72,402.35
  Interest rate: 5.63%
  Maturity date: March 6, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Landlord - Promissory Note
  Amount owed: $357,563.77
  Interest rate: 5.5%
  Maturity date: July 1, 2030
  Material terms: There are no other material terms to this debt

- Owed to: SBA - EIDL
  Amount owed: $499,900.00
  Interest rate: 3.75%
  Maturity date: May 27, 2050
  Material terms: There are no other material terms to this debt

- Owed to: Tom Sight
  Amount owed: $217,258.79
  Interest rate: 7.5%
  Maturity date: June 1, 2022
  Material terms: This is a short term investor loan. There are no other material terms to this debt.

- Owed to: TPU1, LLC
  Amount owed: $75,000.00
  Interest rate: 7.5%

Maturity date: June 1, 2022
Material terms: This is a short term investor loan. There are no other material terms to this debt.

- Owed to: BCCH, LLC
  Amount owed: $75,000.00
  Interest rate: 7.5%
  Maturity date: June 1, 2022
  Material terms: This is a short term investor loan. There are no other material terms to this debt.
- Owed to: VEDA Forgivable Loan Program
  Amount owed: $180,905.00
  Interest rate: 0.00%
  Maturity date: Dec 12, 2024
  Material terms: This is a forgivable loan. We expect to meet the terms of forgiveness.
- Owed to: A. Warren
  Amount owed: $95,593.81
  Interest rate: 5.00%
  Maturity date: Nov. 1, 2027
  Material terms: There are no other material terms to this debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Colin Davis

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and President
  Dates of Service: January 1, 2013 - present
  Responsibilities: Colin handles most financial and legal matters. He also oversees purchasing, manufacturing, and creative. $80,000 / year salary. No equity compensation.
- **Position:** Board Member
  Dates of Service: June 1, 2013 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Name: David Dolginow

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Vice President
  Dates of Service: June 1, 2013 - present
  Responsibilities: David oversees all sales and distribution matters, as well as, HR and fundraising. $80,000 annual salary. No equity compensation.
- **Position:** Board Chair
  Dates of Service: June 1, 2013 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Name: Elizabeth Tilton

Principal Occupation: Founder

Employer: Oyster Sunday

Dates of Service: Feb 2019 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 1, 2017 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Oyster Sunday
  Title: Founder
  Dates of Service: Feb 2019 - present
  Responsibilities: President / CEO
- **Employer:** W&P Design
  Title: Head of Brand
  Dates of Service: January 1, 2015 - February 1, 2019
  Responsibilities: Identifying and executing W&P's creative (graphic design, copy, video, and

photography), digital marketing, e-commerce, partnerships, events, public relations, social media, and digital advertisement.

Name: Gregory Gatti

Principal Occupation: VP, Sales and Global Strategy

Employer: WhistlePig Whiskey

Dates of Service: Feb, 2019 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: Nov, 2020 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

*_officer_ includes a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership	Percent of class

			acquirable	
Common Stock	Colin Davis, 128 Bates Rd, Shoreham, VT 05770	584,837 shares		15.03%
	David Dolginow, 640 Sheep Farm Rd, Weybridge, VT 05753	584,837 shares		15.03%

OUR SECURITIES

Our authorized capital stock consists of 7,000,000 authorized shares of common stock, which shares have one vote per share, and 2,400,000 shares of non voting common stock, which has no voting rights. Neither stock class has par value. As of December 31, 2021 there were a total of 3,724,018 shares issued and outstanding and 166,367 shares reserved under an equity incentive plan.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

[COMPANY NAME]

By   /s/ _____

Name   _Colin Davis___

Title: President

FINANCIAL STATEMENTS

Profit and Loss
January - December 2022

	TOTAL	
	JAN - DEC 2022	**JAN - DEC 2021 (PY)**
▸ Income	$3,098,292.10	$2,854,654.40
▸ Cost of Goods Sold	$2,333,547.84	$2,340,997.65
GROSS PROFIT	$764,744.26	$513,656.75
▾ Expenses		
▾ 65000 Operating Exps		
▸ G & A	543,856.58	1,049,459.18
▸ S & M	359,408.89	571,765.84
Total 65000 Operating Exps	903,265.47	1,621,225.02
66500 Repairs and Maintenance...	2,728.81	26,589.63
▸ Payroll Expenses	146,756.35	135,247.78
QuickBooks Payments Fees	2,977.44	40.46
▸ R&D	12,563.80	7,468.79
Total Expenses	$1,068,291.87	$1,790,571.68
NET OPERATING INCOME	$ -303,547.61	$ -1,276,914.93
▸ Other Income	$78,970.72	$137,220.77
▸ Other Expenses	$ -3,416.18	$202,107.81
NET OTHER INCOME	$82,386.90	$ -64,887.04
NET INCOME	$ -221,160.71	$ -1,341,801.97

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
▾ ASSETS		
▾ Current Assets		
▸ Bank Accounts	$162,287.63	$297,656.70
▸ Accounts Receivable	$170,628.83	$226,716.64
▸ Other Current Assets	$709,110.34	$439,343.09
Total Current Assets	$1,042,026.80	$963,716.43
▸ Fixed Assets	$1,415,472.92	$1,395,248.89
▸ Other Assets	$118,930.54	$122,989.28
TOTAL ASSETS	$2,576,430.26	$2,481,954.60
▾ LIABILITIES AND EQUITY		
▸ Liabilities	$2,970,208.53	$2,660,722.49
▸ Equity	$ -393,778.27	$ -178,767.89
TOTAL LIABILITIES AND EQUITY	$2,576,430.26	$2,481,954.60

Statement of Cash Flows

January - December 2022

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-221,160.71
▸ Adjustments to reconcile Net Income to Net Cash provi...	23,392.72
Net cash provided by operating activities	$ -197,767.99
▸ INVESTING ACTIVITIES	$ -21,129.03
▸ FINANCING ACTIVITIES	$91,241.39
NET CASH INCREASE FOR PERIOD	$ -127,655.63
Cash at beginning of period	299,534.70
CASH AT END OF PERIOD	$171,879.07

CERTIFICATION

I, _Colin Davis, Principal Executive Officer of Shacksbury Holdings Inc, hereby certify that the financial statements of Shacksbury Holdings Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer